UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2024

Commission File Number: 001-38354

Corporación América Airports S.A.

(Name of Registrant)

128, Boulevard de la Pétrusse
L-2330, Luxembourg
Tel: +35226258274

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CORPORACIÓN AMÉRICA AIRPORTS S.A.

Corporación América Airports S.A. (the “Company”) announces that its annual general meeting of shareholders (the “Meeting”) is to be held on Wednesday, May 22, 2024, at 10:00 a.m. (Luxembourg time). The Meeting will be held at the Company's registered office located at 128, Boulevard de la Pétrusse, L-2330 Luxembourg, Grand Duchy of Luxembourg, in accordance with article 11.2 of the articles of association of the Company.

The record date for the determination of shareholders entitled to vote at the Meeting is April 22, 2024. The Convening Notice to the Meeting and the proxy card for use in connection with the Meeting are attached hereto as Exhibit 99.1 and 99.2, respectively.

Exhibit Index

Exhibit No.	Description

99.1	Convening Notice and proxy card for the Annual General Meeting of Shareholders of Corporación América Airports S.A.
99.2	Form of Proxy Card for the Annual General Meeting of Shareholders of Corporación América Airports S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Corporación América Airports S.A.

By:	/s/ Andres Zenarruza
Name:	Andres Zenarruza
Title:	Head of Legal & Compliance

By:	/s/ Jorge Arruda Filho
Name:	Jorge Arruda Filho
Title:	Chief Financial Officer

Date: April 22, 2024